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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               October 22, 2001


                                 BUNGE LIMITED
              (Translation of registrant's name into English)

                                50 Main Street
                            White Plains, NY 10606
                   (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F   X        Form 40-F
                          -----                 -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes               No   X
                          ------           -----



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                            EXHIBITS


Exhibit 1 Press release dated October 22, 2001 announcing earnings for the quarter ended September 30, 2001

Exhibit 2     Press release dated October 22, 2001 announcing quarterly dividend


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                                SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BUNGE LIMITED



Date:  October 22, 2001            By: /s/ William M. Wells
                                      -----------------------
                                      William M. Wells
                                      Chief Financial Officer